Via Facsimile and U.S. Mail
Mail Stop 6010

April 1, 2009

Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

> **Re:** **Dr. Reddy's Laboratories Limited**
> **Form 20-F for the Year Ended March 31, 2008**
> **File No. 001-15182**

Dear Mr. Vohra:

We have reviewed your February 18, 2009 response to our February 4, 2009 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Allowances for sales returns, page F-41

1.   Please refer to your response to our prior comment number two. Please confirm that you will include the information provided in your response in the next annual filing, if material to net income.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant